December 8, 2025

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:
Wilton Reassurance Life Company of New York
Request for Withdrawal of Post-Effective Amendment No. 2 to the
  Registration Statement on Form N-4
File No. 333-278375

Members of the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), we hereby respectfully request that the Securities and Exchange Commission (“SEC”) consent to the withdrawal of Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-278375) together with all exhibits thereto (the “Amendment”) as filed with the SEC on September 26, 2025 (Accession No. 0001553899-25-000010).

Based on discussion with the SEC Staff following the filing of the Amendment, we plan to file a post-effective amendment under paragraph (b) of Rule 485 under the 1933 Act in the future to amend the Registration Statement to conform to the requirements of amended Form N-4 in reliance on Template Filing Relief. For that reason, it is not necessary that the Amendment filed under paragraph (a) of Rule 485 become effective to amend the Registration Statement to conform to the requirements of amended Form N-4. No securities have been sold under the Registration Statement.

Please do not hesitate to contact me directly with any questions.

Very truly yours,

/s/ Karen Carpenter
Karen Carpenter
Assistant General Counsel
Wilton Reassurance Life Company of New York

Telephone:  319-491-8364
kcarpenter@wiltonre.com

801 Main Avenue, 5th Floor, Norwalk, CT 06851 t: 203.762.4400